FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 28, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Statement on the publication of the 2017 Bank of England stress test results

28 November 2017

The Royal Bank of Scotland Group plc ("RBS") notes the announcement made today by the Bank of England ("BoE") regarding the results of its 2017 stress test.  The test applied a hypothetical adverse scenario to the Group's balance sheet as at 31 December 2016 and compared the theoretical Common Equity Tier 1 ("CET1") ratio and Tier 1 leverage ratio positions of RBS before and after the impact of strategic management actions.

RBS's low point CET1 ratio under the hypothetical adverse scenario would have been 6.4% before the impact of strategic management actions. This is below RBS's updated 6.7% Individual Capital Guidance ("ICG") and below the post-stress CET1 Systemic Reference Point ("SRP") of 7.4% (please refer to definitions in notes below the table). After the impact of strategic management actions, the ratio would have been 7.0%. This takes the result above the ICG hurdle rate of 6.7% but it remains below the SRP of 7.4%.

RBS's Tier 1 leverage ratio under the hypothetical adverse scenario would have been 3.7% before the impact of strategic management actions. This is above the hurdle rate of 3.25%. After the impact of strategic management actions, the ratio would have been 4.0%.

The reduction in the CET1 ratio from the start point to the minimum stressed ratio before the impact of 'strategic' management actions or AT1 conversion has improved from 1,000 basis points last year to 700 basis points this year.  The bank has taken a number of actions since 31 December 2016 to improve its capital position stress resilience, including the on-going run-down of Capital Resolution (risk-weighted assets ("RWAs") reduced by £11.4 billion (33%) to £23.1 billion in the first nine months of 2017), the continued reduction in certain credit portfolios and the resolution of various litigation cases and regulatory investigations. A number of these actions impacted our CET1 ratio which was 15.5% as at 30 September 2017, compared to 13.4% as at 31 December 2016. This is above RBS's CET1 ratio target of 13.0%.

RBS has not been required to submit a revised capital plan.

Commenting on the results, Ewen Stevenson, Chief Financial Officer, said:

"We continue to make progress towards the stress resilient bank we aspire to be. 2017 represented another year of material improvement with our peak-to-trough stress resilience improving by 300bps from last year's stress test. Until we have resolved our remaining major legacy conduct issues and non-core portfolio interests, we will continue to show stress test results weaker than our long term targets."

Table: RBS projected consolidated solvency ratios in the stress scenario.

			Minimum stressed ratio after 'strategic' management actions and before conversion of AT1
	Actual(end-2016)	Minimum stressed ratio (before the impact of 'strategic' management actions or AT1 conversion)	Non-dividend 'strategic' management actions only(i)	All 'strategic' management actions including CRD IV related restrictions	Minimum stressed ratio (after the impact of 'strategic' management actions and conversion of AT1)	Hurdle rate	Systemic reference point	Actual(2017 Q3)	Submit revised capital plan?
Common equity Tier 1 ratio(a)(b)	13.4%	6.4%	6.4%	7.0%	7.0%	6.7%	7.4%	15.5%
Tier 1 capital ratio(c)	17.7%	9.0%(f)	9.1%(f)	9.7%(f)	9.7%(f)			19.1%
Total capital ratio(d)	22.9%	13.2%(f)	13.2%(f)	13.8%(f)	13.8%(f)			23.1%
Memo: risk-weighted assets (£ billion)	228	298(f)	298(f)	298(f)	298(f)			211	Not
Memo: CET1 (£ billion)	31	19(f)	19(f)	21(f)	21(f)			33	required
Tier 1 leverage ratio(a)(e)	5.6%	3.7%	3.7%	4.0%	4.0%	3.25%	3.5%	6.0%
Memo: leverage exposure (£ billion)	615(g)	621(h)	621(h)	622(h)	622(h)			609

Sources: Participating banks' published accounts and STDF data submissions, Bank analysis and calculations.

(a) The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after 'strategic' management actions.
(b) The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD IV via the PRA Rulebook.
(c) Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital in line with the UK implementation of CRD IV.
(d) Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of Tier 1 capital and Tier 2 capital in line with the UK implementation of CRD IV.
(e) The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, in line with the PRA's Policy Statement PS21/17.
(f) Corresponds to the same year as the minimum CET1 ratio over the stress scenario.
(g) Leverage exposure measure taken from the bank's annual accounts.
(h) Corresponds to the same year as the minimum leverage ratio over the stress scenario.
(i) This excludes CRD IV distribution restrictions. Where a bank is subject to such restrictions all non business as usual cuts to distributions subject to CRD IV restrictions will appear in the next column - 'All 'strategic' management actions including CRD IV distribution restrictions'. This should not be interpreted as a judgement by the Bank that any or all of such cuts are conditional on such restrictions.

Additional information:
1.  ICG is the amount and quality of capital resources which the regulator requires a firm should hold at all times under the overall financial adequacy rules. RBS's updated CET1 ICG comprises 4.5% Pillar 1 requirement and 2.2% Pillar 2A.
2.  Systemic reference point defined as sum of P1, P2A and a 75% per annum phase-in of the current 1% G-SIB buffer.
3.  The projections of RBS's financial performance under hypothetical stress included in this announcement are based on the methodology and calculations of the BoE. This does not represent RBS's projections or base capital plan assumptions.
4.  Detailed disclosure is available from the BoE website: http://www.bankofengland.co.uk/financialstability/Pages/fpc/stresstest.aspx

For further information, please contact:

Investor Relations
Matt Waymark
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's  actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

ENDS

Date: 28 November 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary